UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras concludes the sale of Maromba field

Rio de Janeiro, September 10, 2019—Petróleo Brasileiro S.A.—Petrobras, following up on the release dated 03/08/2019, reports that it has concluded today the sale of its 70% interest in the Maromba field, located in shallow waters in the Campos Basin, to BW Offshore Production do Brasil Ltda. (“BWO”).

The transaction was completed with the payment of the first installment of US$ 20 million to Petrobras, after meeting all precedent conditions and adjustments provided for in the contract. The remaining transaction amount, US$ 70 million, will be paid in two installments: (a) US$ 20 million within 15 business days of the startup of well drilling activities for field development; and (b) US$ 50 million within three months of the first oil or three years after the startup of well drilling activities for field development, whichever occurs first.

This operation is in line with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

About the Maromba field

The Maromba field comes from block BC-20 awarded to Petrobras in Round Zero and is located in shallow waters, south of the Campos Basin, near the Peregrino and Papa-Terra fields that are currently in production. The commercial feasibility statement of the field took place in 2006, being a heavy oil carrier (16o API), but not yet developed. BWO becomes the field operator after the acquisition of stakes from Petrobras (operator, owning 70%) and Chevron (30%).

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase and the Offering Memorandum, in each case dated September 9, 2019, relating to the previously announced tender and exchange offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer